Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800

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December 12, 2006

Michele M. Anderson, Esq.

Legal Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	KBL Healthcare Acquisition Corp. II
Preliminary Proxy Statement on Schedule 14A
Initially Filed on October 23, 2006
File No. 0-51228

Dear Ms. Anderson:

On behalf of KBL Healthcare Acquisition Corp. II (“Company” or “KBL”), we respond as follows to the Staff’s comment letter, dated November 22, 2006, relating to the above-captioned Proxy Statement. Captions and page references in our responses contained herein correspond to those set forth in Amendment No. 1 to the Proxy Statement, as marked to show changes from the original filing of the Proxy Statement (a copy of which is included herein). We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to William Bennett. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	We note references in numerous press releases about the transaction to forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(B) of the Securities Act and Section 21E(b)(1)(B) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements is not available in connection with an offering of securities by a blank check company. In the future, either:

•	delete any references to the safe harbor provisions; or

•	make clear, each time you refer to the safe harbor provisions, that the safe harbor does not apply to your company.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Similarly eliminate the reference to the safe harbor for forward looking statements appearing in the first paragraph of the MD&A section on page 93.

We respectfully submit that the exclusion described in the above comment is not applicable to KBL and the acquisition. Section 27A(b)(1)(B) of the Securities Act of 1933 and Section 21E(b)(1)(B) of the Securities Exchange Act of 1934 states that the safe harbor for forward-looking statements is not applicable to forward-looking statements made “in connection with an offering of securities by a blank check company.” The purpose of the proxy statement is to advise the existing stockholders of KBL of the proposed acquisition and to solicit their vote to approve the acquisition. The proxy statement is not directed to the stockholders of the Summer companies, which are the only persons who will receive securities in the acquisition. The three stockholders of the Summer companies all signed the Acquisition Agreement on September 1, 2006, after completing their due diligence inquiry of KBL. Under the terms of the Acquisition Agreement they are bound to complete the acquisition after it is approved by the stockholders of KBL at the special meeting. Therefore, the Summer stockholders have already made an informed “investment decision” with respect to their receipt of KBL securities upon completion of the transactions and are not making any investment decision based upon information presented in the proxy statement. Accordingly, we respectfully submit that the proxy statement is not a document being utilized in connection with the offering of securities by KBL.

Preliminary Proxy Statement

2.	In your response letter, please provide an analysis of why your proposed issuance of common stock, including shares to be held in escrow and the additional 2,500,000 shares issuable in the future, to the Summer shareholders does not require registration under the Securities Act of 1933.

The issuance of the KBL shares to the Summer stockholders in the acquisition is exempt from registration pursuant to Section 4(2) and 4(6) of the Securities Act of 1933 and Rule 506 promulgated under the Securities Act of 1933. The Summer companies have only three stockholders in the aggregate, all of whom have signed the acquisition agreement. Pursuant to Section 1.13(b) of that agreement, each such stockholder represents that: (i) all KBL common stock is being acquired for such stockholders’ own account and not with a view towards distribution, (ii) such stockholder understands that he must bear the economic risk of the investment, (iii) such stockholder has had both the opportunity to ask questions and receive answers from the officers and directors of KBL, (iv) such stockholder has access to KBL’s SEC filed reports, (v) such stockholder is an “accredited investor” as such term is defined in Rule 501(a) promulgated under the Securities Act of 1933 or possesses sufficient knowledge and experience in financial and business matters, and (vi) such stockholder understands that stock certificates representing shares of KBL common stock that he will receive will bear legends that restrict his transfer of such shares. Upon consummation of the acquisition, KBL will file a Form D as required under Rule 506.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Letter to Shareholders

3.	We note that the KBL Inside Stockholders have agreed to vote shares acquired in the aftermarket for all proposals. Disclose here and elsewhere the percentage of outstanding shares that these aftermarket purchases represent.

Please note that the KBL Inside Stockholders have not contractually agreed and are not bound to vote any shares they acquire in the market after the IPO for the proposals. Rather, they have publicly indicated their intent to do so. Please further note that as of the date hereof, the KBL Inside Stockholders have not purchased any shares of KBL common stock in the market. We have revised the applicable disclosure to accurately set forth the foregoing. For example, please see the revised disclosures on page 2 of the letter to stockholders and page 6 of the marked version of the proxy statement.

4.	Clarify the effect on the acquisition proposal of not voting or failing to instruct a broker or bank how to vote.

We have added the requested disclosure to page 2 of the letter to stockholders and elsewhere in the proxy statement as applicable.

Summary of the Material Terms of the Acquisition, page 1

5.	Please revise to consolidate your summary term sheet and the additional summary section beginning on page 11. Note that your summary section should be in the form of a summary term sheet in bullet point format in accordance with Item 1001 of Regulation M-A. Furthermore, the Q&A should not repeat any information that appears in the summary, and vice versa. Please limit the discussion in the Q&A section to short, clear answers to material procedural questions, leaving brief summaries of the material substantive aspects of the proposals for your summary section.

We have removed repetition in the referenced sections of the proxy statement. We also have revised the section entitled “Questions and Answers about the Proposals” to limit it to material procedural questions. In addition, we have combined the summary term sheet and summary section into a single, shorter section now entitled “Summary of the Proxy Statement.”

6.	Where you provide a summary of the acquisition consideration, disclose the dollar value of the consideration to be paid in the merger based on the closing price of your common stock on the date of the acquisition agreement and as of the most recent date practicable. Also clarify whether the downward adjustment to the stock portion of the merger consideration based upon the net worth of Summer at closing is the same as or in addition to the placement of 391,667 shares in escrow “to secure KBL’s right to capture all or a portion of such shares” in the event there is a decline in Summer’s net worth at closing.

We have disclosed the dollar value of the transaction consideration based on the closing

Ms. Michele M. Anderson, Esq.

December 12, 2006

price of KBL’s common stock as of September 1, 2006. We will revise the calculation for the record date once such date is determined. Please see pages 1 and 36 of the marked version of the proxy statement.

Please note that in the event Summer’s net worth as of the closing date of the acquisition is below Summer’s net worth as of June 30, 2006, KBL shall be entitled to recapture a prescribed numbers of shares based on the difference between such net worth at the two dates. The final calculation of Summer’s closing date net worth will not be accomplished until some time after the closing of the acquisition. All of the shares of KBL comprising the transaction consideration will be issued to the stockholders of Summer at closing, with 391,667 of such shares being placed into escrow and subject to the aforementioned recapture once the net worth calculations are completed. In the event the difference in such net worth would result in KBL’s right to recapture more than the 391,667 shares held in escrow, the stockholders of the Summer companies would be obligated to return shares of KBL common stock issued to them at closing to KBL. We have revised disclosure where appropriate to clarify the foregoing. For example, please see page 2 of the marked version of the proxy statement.

Questions and Answers, page 3

7.	Where you tout Summer’s financial performance under “Why is KBL proposing the acquisition?,” provide balancing disclosure by including a brief reference to the amount of Summer’s outstanding indebtedness and its recent noncompliance with certain covenants under the subordinated term loan.

In the new section of the proxy statement entitled “Summary of the Proxy Statement” we have added specific language under the subsection “Risk Factors” noting Summer’s debt level and recent noncompliance with covenants under its loan facility, as well as its involvement in litigations. Please see page 4 of the marked version of the proxy statement.

8.	Under “What vote is required in order to adopt the acquisition proposal?,” you state that if the holders of 20% or more of the shares of the common stock issued in KBL’s IPO vote against the acquisition proposal and demand conversion, then the acquisition will not be consummated. Please clarify for us whether holders of 20% or more must both vote against the proposal and convert in order to defeat the proposal or whether simply voting against the proposal defeats it.

The acquisition proposal would be defeated only if holders of 20% or more both vote against the proposal and elect conversion. We have revised disclosure accordingly. For example, please see page 2 of the letter to stockholders and page 6 of the marked version of the proxy statement.

Ms. Michele M. Anderson, Esq.

December 12, 2006

9.	In the same Q&A, briefly compare the percentage of outstanding common shares entitled to vote held by KBL’s executive officers, directors and their affiliates and the vote required for approval of each proposal.

We have added disclosure to the section entitled “Questions and Answers About the Proposals” under the subsection entitled “What is being voted on?” of the proxy statement to show the percentage of outstanding voting stock owned by the KBL Insider Stockholders and disclosure regarding how they intend to vote. This new disclosure immediately precedes the subsections disclosing what is required to approve each proposal. We respectfully submit that the new lead in paragraph, read together with the ensuing paragraphs immediately below it, provide the reader with a clear understanding of how KBL Inside Stockholders’ vote will effect approval of the proposals. Please see page 6 of the marked version of the proxy statement.

10.	Under “How much of KBL will existing KBL stockholders own after the acquisition?,” please disclose the ownership percentage assuming a 19.9% vote against the acquisition and convert and assuming you issue the additional 2,500,000 shares. Revise elsewhere throughout the document, as appropriate; including the subsection “General Description of the Acquisition” on page 40.

We have disclosed in the section entitled “Summary of the Proxy Statement” under the subsection entitled “Post-Closing Ownership of KBL Common Stock” the post-acquisition ownership of the KBL stockholders assuming 19.9% conversion. Please see page 2 of the marked version of the proxy statement.

We respectfully submit that disclosure regarding the effect of the issuance of the 2,500,000 contingent shares should not be included. The only way the 2,500,000 continent shares would be issued is if the KBL common stock exceeds $8.50 for the prescribed number of trading days. This threshold is tied to the same stock price and time periods required for KBL to redeem its public warrants. In addition, if KBL common stock is trading at or above such threshold price, there would be material incentive for the exercise of public warrants. Accordingly, if the threshold is met for the issuance of the 2,500,000, the threshold that will lead to the exercise of numerous public warrants also will be met. The exercise of the public warrants would increase the total number of outstanding shares. Therefore it is not possible to specifically quantify the effect of this and, KBL believes, that, in such circumstances, the net ownership of the existing KBL stockholders would actually go down.

11.	Your answer to “What will happen if I abstain from voting or fail to vote?” explains that a failure to vote will have no effect on the acquisition proposal. Please revise your answer to clarify that, since the acquisition proposal is conditioned upon the approval of the name change amendment and the capitalization proposals, a failure to vote on those proposals will effectively be the same as a vote against the acquisition proposal.

In the section of the proxy statement entitled “Questions and Answers About the Proposal” we have added disclosure under the subsection entitled “How do the proposals affect each other” that sets forth the interrelationship among the cited proposals. Please see page 7 of the marked version of the proxy statement.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Summary of the Proxy Statement, page 11

12.	Under “The Acquisition” on page 12, quantify the dollar value of the assets and liabilities of Faith Realty.

The disclosure requested by the Staff has been added. Please see page 11 of the marked version of the proxy statement.

Termination, Amendment and Waiver, page 21

13.	Your disclosure here suggests that the material conditions to the merger, other than the 20% conversion condition, may be waived by either KBL or Summer. Disclose whether it is the intent of KBL’s board to resolicit shareholder approval of the merger if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that you previously provided to shareholders materially misleading.

Please note the previous summary section has been deleted. The relevant disclosure remains in the section of the proxy statement entitled “The Acquisition Proposal – Termination.” We have revised that section to disclose that KBL’s board of directors will resolicit stockholder approval of the acquisition if a party waives a material condition to the Acquisition Agreement and such waiver renders the disclosure previously provided materially misleading. Please see page 59 of the marked version of the proxy statement.

14.	Disclose any fees payable by either party upon termination of the merger agreement.

There is no fee payable by either KBL or Summer upon termination of the Acquisition Agreement. Accordingly, we have made no revisions to the proxy statement.

Selected Historical Financial Information, page 24

15.	We note that you use EBITDA to assess your ability to generate cash. Please-expand the Other Data section to include disclosure of cash flow from operations, investing and financing activities, the most directly comparable GAAP financial measures.

This section has been revised to address the Staff’s comment. Please see page 12 of the marked version of the proxy statement.

16.	Revise to provide a more specific explanation for why management believes the presentation of EBITDA provides useful information to investors. In this regard, your current disclosure that EBITDA “assist[s] in analyzing and benchmarking the performance and value of Summer’s business” is vague, particularly given that there is no discussion of management’s analysis of Summer’s performance based on an evaluation of EBITDA appearing in the MD&A section.

Ms. Michele M. Anderson, Esq.

December 12, 2006

This section has been revised to address the Staff’s comment. Please see page 13 of the marked version of the proxy statement.

Risk Factors, page 29

The concentration of Summer’s business with a base of retail customers..., page 29

17.	Disclose both here and in the Business section the five customers that accounted for 80% and 79% of Summer’s net sales for the year ended December 31, 2005 and the most recent quarter ended in 2006, and the portion of net sales attributable to each.

These sections have been revised to disclose each customer that accounted for ten percent or more of net sales in each of the fiscal periods noted. Please see pages 18 and 90 of the marked version of the proxy statement.

Intellectual property claims relating to Summer’s products..., page 30

18.	Elaborate on the infringement claims that Summer has received and recently settled and expand the discussion to specifically address the impact such claims have had on Summer’s business.

Please note that the Staff’s comment has been addressed through the expanded disclosure added at page 19 of the marked version of the proxy statement.

KBL’s outstanding warrants my be exercised in the future...., page 31

19.	Disclose KBL’s stock price as of the most recent practicable date relative to the exercise price of the warrants. Specifically address the dilutive impact that will result if these presently in-the-money warrants are exercised. The current disclosure is generic.

Please note that the Staff’s comment has been addressed through the revised disclosure added at page 20 of the marked version of the proxy statement, including disclosure that the warrants are presently in the money based on current market prices, which incentivizes warrant holders to exercise their warrants.

Special Meeting of K13L Stockholders, page 36

Proxy Solicitation Costs, page 39

20.	Revise to clarify the nature of the “other electronic means” by which you may solicit proxies. Also note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, e-mail correspondence, and information posted on the Internet, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Please note that the Staff’s comment has been addressed through the revised disclosure at page 29 of the marked version of the proxy statement. We hereby confirm our understanding of these requirements.

The Acquisition Proposal, page 40

Background of the Acquisition, page 40

21.	Please revise to clarify the nature of the services provided to KBL by EarlyBirdCapital, which we note from a recently filed Form 8-K will receive 1% of the consideration in the subject transaction for past and current services. Also advise us whether GGK provided any “report, opinion or appraisal materially relating to the transaction” to KBL within the meaning of Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A.

Please note that EBC is entitled to the 1% consideration amount solely as a finder’s fee relating to the introduction of Summer to KBL. Please see the disclosure added to page 36 of the marked version of the proxy statement regarding the fees payable to both EBC and Brooks Houghton. Please also note that GGK did not provide any report, opinion or appraisal materially relating to the transaction to KBL.

22.	Explain how your evaluation of the “200 acquisition opportunities” led you to focus on Summer and the five other companies with which you entered into letters of intent or MOUs. Regarding the five other companies, revise to briefly describe their size and the nature of their businesses, and provide an expanded discussion of the “perceived issues with the overall structure of a transaction” that led KBL to conclude that these companies were not satisfactory acquisition candidates.

We have revised the section entitled “Background of the Merger” on pages 31-33 of the marked version of the proxy statement to provide the requested disclosure, including a discussion regarding the companies with which KBL negotiated letters of intent or similar understandings (including a discussion regarding the nature of their respective sizes and businesses) and the reasons KBL ultimately did not proceed with a business combination with each of those companies.

23.	In the third full paragraph on page 41, specify the terms and disclose the amount of consideration that was set forth in the letter of intent sent on March 17, 2006. Further, expand the Background section to explain how the proposed terms developed over time. For example, specify the “basis for calculating a value for the transaction” as developed through the negotiations during March and April. As another example, describe the “issues” and “open items” negotiated throughout the due diligence process, including how the parties ultimately resolved those issues.

We have revised the section entitled “Background of the Merger” on pages 32 through 36 of the marked version of the proxy statement to provide the requested disclosure. Such initially

Ms. Michele M. Anderson, Esq.

December 12, 2006

proposed consideration was $10,000,000 cash, 5,000,000 shares of KBL common stock and the assumption of Summer’s outstanding debt, as well as up to $25,000,000 in contingent payments based on EBITDA and post-acquisition stock price.

24.	Please provide more insight into the reasons for and negotiations behind management’s decisions regarding the ultimate amount and form of merger consideration, and the provisions of the merger agreement providing for a downward adjustment mechanism and performance payments in the event certain EBITDA targets are met. For instance, explain the purpose of issuing additional shares to Summers shareholders depending upon the trading price of KBL’s common stock in the future and how the parties settled on the $8.50 per share target price. Also explain how the parties determined the specific EBITDA benchmarks and the amount of cash payable if Summer attains them.

We have revised the section entitled “Background of the Merger” to provide expanded disclosure to address the Staff’s comment. For example, please see page 34 and 35 of the marked version of the proxy statement, where the negotiations regarding the final consideration amounts and form are discussed and the rationale and benefit of keying some portion of the contingent consideration to stock price performance is discussed.

KBL’s Board of Directors’ Reasons for Approval of the Acquisition, page 42

25.	Disclose all financial projections exchanged between KBL and Summer and all Summer projections reviewed by KBL’s advisors, or advise why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

We have revised the section now entitled “KBL’s Board of Directors’ Reasons for Approval of the Acquisition” beginning on page 37 to provide the requested disclosure. For example, the disclosure now notes that KBL’s due diligence included review of business models, a valuation analysis and financial projections, although none of these were prepared by any financial advisors. Also see page 36 of the marked version of the proxy statement for a discussion on assumptions underlying projections, such as increased net sales combined with reductions in research and development expenses driving EBITDA margin growth.

26.	Expand the disclosure under “Valuation” to describe in detail the board’s analysis of comparable companies, including the identity of the comparable companies, the basis on which the companies were deemed comparable to Summer and how the board was able to calculate “the expected initial value of Summer” from this analysis.

The discussion under the section entitled “Valuation” has been expanded to address the Staff’s comment. The new disclosure includes the names of comparable companies and a description of the general process followed by the KBL board in calculating an initial value of Summer. Please see page 38 of the marked version of the proxy statement.

Ms. Michele M. Anderson, Esq.

December 12, 2006

27.	We note under “Favorable industry dynamics” that the board reviewed numerous industry research reports to aid in its analysis. Please advise whether these reports are publicly available or whether they were specifically prepared for KBL. Also, summarize the conclusions that the board drew from these reports. In addition, elaborate on the board’s findings that the infant and toddler industry was desirable.

The discussion under the section entitled “Favorable industry dynamics” has been expanded to address the Staff’s comments. The new disclosure identifies sources of industry reports utilized by the board in its analysis of Summer. Please see page 39 of the marked version of the proxy statement.

28.	The disclosure under “Competitive position and acceptance of its services” is vague. Elaborate on the factors the board reviewed which led it to determine that Summer’s competitive position was strong.

The section entitled “Competitive position and acceptance of its services” has been revised to address the Staff’s comment, addressing the procedures followed by KBL in evaluating Summer’s relative competitive position. Please see page 39 of the marked version of the proxy statement.

29.	Please disclose what, if any, adverse factors the board considered regarding the merger. By way of example only, this might include recent claims involving Summer or the fact that the company would have to liquidate in April.

Please note the addition of a new section entitled “Potential adverse factors considered” on page 40 of the marked version of the proxy statement. In this section, various adverse factors noted by the board in its consideration of the acquisition and Summer are described.

Satisfaction of 80% Test, page 44

30.	Revise this section to clearly explain the basis for the board’s determination that the 80% test has been met, aside from relying upon Capitalink’s opinion. In other words, clarify how the board members used their “financial skills and background” to assess the value of Summer. To the extent the board conducted its own financial and valuation analyses, revise to include a reasonably thorough description of those analyses.

The section entitled “Satisfaction of 80% Test” on page 40 of the marked version of the proxy statement has been revised to provide the requested disclosure.

Fairness Opinion, page 45

31.	Provide us with any analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by Capitalink in connection with rendering its fairness opinions. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter with Capitalink.

Ms. Michele M. Anderson, Esq.

December 12, 2006

The board presentation was the only material provided by Capitalink to the board. A copy of such presentation and KBL’s engagement letter with Capitalink is being delivered to Mr. Bennett supplementally.

32.	Disclose any instructions or limitations KBL’s board provided to Capitalink regarding the fairness opinion rather than referring readers to the opinion letter for this information. See Item 1015(b)(6) of Regulation M-A.

KBL’s board of directors did not provide any instructions or limitations to Capitalink regarding the fairness opinion. Accordingly, no revisions to the proxy statement have been made.

33.	Explain why Capitalink assumed that only $1 million of the additional cash consideration and $12.5 million of contingent shares would be paid rather than assuming the maximum amount of cash payable and the maximum number of securities issuable in the merger when calculating the indicative value range for the merger consideration.

Capitalink’s assumption that only $1 million additional cash consideration will be paid is based on the projections provided to Capitalink and on which Capitalink based its valuation of Summer. These projections indicate that Summer is not reasonably likely to achieve the necessary EBITDA levels that would trigger its right to receive the contingent cash payments based on EBITDA for the 2007 and 2008 fiscal years. Capitalink does assume that KBL’s stock price will exceed the required level that trigger Summer’s right to receive 2.5 million additional shares of KBL common stock.

Discounted cash flow analysis, page 48

34.	Expand your explanation of how the terminal EBITDA multiples (ranging from 7.5x to 8.5x) and the range of indicated enterprise values were calculated. Also disclose the basis for determining long term perpetual growth rates ranging from 10% to 11% and disclose how that range differs from the company’s historical growth rate.

We have revised the proxy statement to address the Staff’s comments. Please see pages 45 and 46 of the marked version of the proxy statement.

Comparable transaction analysis, page 50

35.	Briefly explain how the range of valuation multiples of between 1.20x to 1.50x was calculated.

The revenue multiple range of 1.20x to 1.50x utilized in the comparable transaction analysis is lower than the observed mean and median of 1.78x and 1.57x, respectively, reflecting Summer Infant’s smaller size and lower profitability. As most targets were private companies at the time of the acquisition, data concerning their past and projected growth rates were not available and hence were not compared with those of Summer.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Material Federal Income Tax Consequences of the Merger, page 55

36.	Please remove all uses of the word “generally” from the summaries of the tax opinion contained here and on page 21, and from the tax opinion itself, when the word “generally” is used to modify a conclusion of counsel about the tax consequences. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word “should” to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

We have revised the section entitled “Material Federal Income Tax Consequences of the Acquisition” on pages 48 and 49 of the marked version of the proxy statement to remove the word “generally” from the discussion.

37.	Please revise to confirm that the summary discussion and the tax opinion itself set forth all material income tax consequences arising out of the merger. To ensure that this is so, revise to state whether the transaction qualifies as a reorganization within the meaning of Section 368 of the Internal Revenue Code, as amended.

We have revised the section entitled “Material Federal Income Tax Consequences of the Acquisition” on pages 48 and 49 of the marked version of the proxy statement to clarify same in accordance with the Staff’s comment.

The Acquisition Agreement, page 53

Acquisition Consideration, page 53

38.	Briefly define “actual EBITDA” rather than referring to the Acquisition Agreement and disclose Summer’s actual EBITDA as of September 30, 2006. Similarly revise the next subsection to quantify Summer’s net worth at June 30, 2006 and as of the latest date practicable prior to the mailing of the proxy materials.

We have revised the section entitled “Acquisition Consideration” on page 52 of the marked version of the proxy statement to clarify same in accordance with the Staff’s comment.

Conditions to the Closing of the Acquisition, page 59

39.	Briefly disclose the nature of the opinions that must be received by KBL and Summer as well as the comfort letter that KBL must receive from GGK.

We have revised the section entitled “The Acquisition Agreement - Conditions to Closing of the Acquisition Agreement” on page 58 of the marked version of the proxy statement to disclose the nature of the opinions that must be received by KBL and Summer. We advise you supplementally that the opinions will be received at the closing of the acquisition.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 64

40.	Please tell us how you computed the incremental shares on exercise of warrants of 1,331 and 431 for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively.

The table below sets forth the calculation of incremental shares on the exercise of the warrants. Please note, we have provided updated information to September 30, 2006 in response to this comment. The incremental shares were calculated using the treasury stock method as follows:

	Nine months ended 9/30/2006	Six months ended 6/30/2006	May 4, 2005 (first day of trading) to 12/31/2005
Average stock price for period	$5.38	$5.39	$5.12
Less: warrant exercise price	$5.00	$5.00	$5.00

Warrant premium - per warrant	$0.38	$0.39	$0.12
Times: warrants outstanding	18,400,000	18,400,000	18,400,000

Warrant value	$6,992,000	$7,176,000	$2,208,000
Divided by: average stock price for period	$5.38	$5.39	$5.12

Incremental shares on exercise of warrants	1,299,628	1,331,354	431,250

41.	Tell us how you applied the guidance in paragraph 17 of SFAS 141 in determining that KBL Healthcare is the acquiring entity. In your response, summarize the significant terms of the voting agreement disclosed at page 13 and describe in more detail how the mutual designation of the three additional directors to KBL’s board will occur.

KBL has applied the guidance in paragraph 17 of SFAS 141 in determining that KBL Healthcare is the acquiring entity as follows:

Paragraph 17a — Voting Rights

Summer stockholders are to be issued 3,916,667 shares of KBL common stock. KBL currently has 11,200,000 shares outstanding and therefore will own 74.1% subsequent to the combination, assuming no conversion of dissenting shareholders. If 19.9% of the KBL stockholders were to convert their common stock into cash, this percentage would be reduced to approximately 70.4%. In addition, KBL has warrants outstanding that can be converted to 18,400,000 shares of KBL common stock and an underwriters purchase options that can be converted (including shares underlying the related warrants) into 1,200,000 shares of KBL. Accordingly, the current KBL owners, as a group would retain the larger portion of voting rights than the Summer stockholders.

Ms. Michele M. Anderson, Esq.

December 12, 2006

The voting agreement provides that upon consummation of the acquisition the board of directors of KBL will be increased to seven members. The board will include two persons designated by the Summer stockholders. Summer’s designees initially are Messrs. Macari and Gibree. The board also will include two persons designated by Drs. Krauss and Berk and Mr. Kaswan. The two KBL designees are initially Dr. Krauss and Myra Hart. The other three members of the board are to be mutually designated by the Summer stockholders and the aforementioned KBL stockholders. Each party to the voting agreement is required to vote all of his or her shares of KBL common stock for all seven of the designees.

Paragraph 17b — Minority Interest

Summer is a closely held corporation. In the scenario where no warrants were exercised by KBL’s current warrantholders and all KBL shares subject to possible conversion were indeed converted, the Summer group would own approximately 29.4% of KBL following the acquisition.

Paragraph 17c — Composition of the Governing Body

Subsequent to the acquisition, both KBL and Summer will designate two directors and mutually designate three additional directors to the board (for a total of seven board members). Dr. Marlene Krauss, current KBL Chief Executive Officer will serve as the Chairperson of the Board. Neither entity will have the ability to elect or appoint a voting majority, however the KBL group will have its person as the Chairperson of the Board.

The initial mutual designees were, and future designees would be, selected from candidates presented to the parties to the voting agreement by any party thereto. It is a requirement under the voting agreement that each mutual designee qualify as an “independent director” within the meaning of the Nasdaq rules. Each party is to use his or her judgment in approving any such candidate. The parties to the voting agreement intend to select candidates during the term of the voting agreement that have experience relevant to the operations and strategies of KBL following the acquisition. The three mutual designees are initially Martin Fogelman, Robert Stebenne and Richard Wenz, each of whom has experience in areas that all parties to the voting agreement agreed would be beneficial to KBL following the acquisition.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Paragraph 17d — Senior Management

The KBL group will place Dr. Marlene Krauss as Chairperson of the Board. The other senior management positions would be filled by Summer group personnel.

Paragraph 17e — Equity Interests

The entity paying a premium value is not determinable in this combination.

Based on its review of the above factors, it was determined that, due to the majority ownership of shares by KBL on the acquisition date of no less than 70%, together with the fact that KBL’s Chief Executive Officer will become Chairperson the Board, KBL should be considered the accounting acquirer in the acquisition.

42.	Expand the disclosure in the introductory paragraph to summarize the factors you considered in determining that KBL Healthcare is the acquiring entity.

Disclosure has been added to address the Staff’s comment. Please see page 62 of the marked version of the proxy statement.

43.	You indicate that the allocation of the purchase price is preliminary. Please expand the disclosure to identify any significant liabilities and tangible and intangible assets likely to be recognized in the final allocation and describe any uncertainties regarding the effects of amortization periods assigned to assets. Disclose whether you expect the final allocation to be materially different. If materially different results might occur, include additional pro forma presentations that give effect to the range of possible results.

We have addressed the Staff’s comments on page 70 of the marked proxy statement.

Capitalization Amendment Proposal, page 74

44.	You indicate that the increase in authorized shares will provide you with flexibility to authorize future issuances of common stock. You should discuss in reasonable detail any plans or proposals to use the newly authorized shares. See Item 11 of Regulation 14A. If you have no current plans, then so state.

The section entitled “Capitalization Amendment Proposal” has been amended to state that KBL has no agreements or understandings with respect to the items described. Please see page 72 of the marked version of the proxy statement.

45.	See Release No. 34-15230 and expand your disclosure to discuss the potential anti-takeover effects of having a substantial number of authorized and unreserved shares.

Ms. Michele M. Anderson, Esq.

December 12, 2006

State that the additional shares could be used by management to resist a takeover effort. Also discuss any adverse effects of the proposal, such as the potentially dilutive effect of issuing additional shares.

The section entitled “Capitalization Amendment Proposal” has been amended to describe the potential dilutive and anti-takeover effects of an increased capitalization pool. Please see page 72 of the marked version of the proxy statement.

Article Sixth Amendment Proposal, page 75

46.	Please include the current versions of the preamble and sections A through D of Article Sixth of the certificate of incorporation so that readers can easily review what you are proposing to remove.

We have revised the section entitled “Article Sixth Amendment Proposal” beginning on page 73 of the marked version of the proxy statement to include the current and proposed revised versions of the relevant sections of KBL’s certificate of incorporation.

2006 Performance Equity Plan Proposal, page 76

47.	Please provide the tabular disclosure set forth in Item 10 to Schedule 14A to the extent practicable. See Item 10(a)(2)(i) and (iii) to Regulation 14A.

We respectfully submit that the tabular disclosure referenced above is not relevant in the current circumstances. The plan and those who are eligible are fully described in the Section entitled “2006 Performance Equity Plan Proposal.” No awards have been made, nor will they be made until after the special meeting, including any award that is or would be contingent upon the approval of such plan at the special meeting. Accordingly, there are no awards that need to be disclosed on the referenced table.

Other Information Related to KBL, page 83

Offering Proceeds Held in Trust, page 83

48.	Disclose any anticipated uses of the proceeds from the release of the trust account upon the consummation of the merger with Summer in addition to paying those shareholders who elect to convert their shares. Indicate whether expenses incurred by KBL while pursuing this business combination will be paid out of the trust proceeds once the proceeds are released to the company, such as the fees payable to EarlyBirdCapital as referenced in our earlier comment.

Disclosure has been added to address the Staff’s comment. Please see page 82 of the marked version of the proxy statement.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Business of Summer, page 88

49.	Substantiate your claim under “Products” that Summer is “the market leader in the A/V segment of the industry.”

Please note that this statement has been deleted from the proxy statement.

50.	Expand the discussion under “Competition” to describe the primary methods of competition and your competitive position within the industry. See Item 101(c)(x) of Regulation S-K. In addition, we note that certain companies have disproportionate strength in certain segments. Identify these segments, the primary competitors in each, and your relative position.

Please note that the section entitled “Competition” has been expanded to address the Staff’s comments. Please see page 90 of the marked version of the proxy statement.

51.	Expand the discussion under “Intellectual Property” to describe the duration and effect of all patents. See Item 101(c)(iv) of Regulation S-K.

Please note that the section entitled “Intellectual Property” has been expanded to address the Staff’s comments. Please see page 90 of the marked version of the proxy statement.

52.	To the extent material, please consider the applicability of Item 101(c)(v) regarding inventory requirements, Item 101(c)(vii) regarding backlog orders believed to be firm and Item 101(c)(xi) regarding R&D expenditures over the past three years.

Please note that disclosure concerning inventory, backlog, and R&D expenditures has been added on page 89 of the marked version of the proxy statement.

53.	Under “Facilities,” please disclose the term of your current lease for your Rhode Island headquarters and advise whether you will incur a material lease termination fee when you relocate to your new facilities in Woonsocket.

Please note that the section entitled “Facilities” has been expanded to address the Staff’s comments. Please see page 90 of the marked version of the proxy statement.

Legal Proceedings, page 91

54.	Please update as to the status of the Ideaz, LLC matter and expand the discussion of the claims by discussing your relationship with Ideaz, LLC, the pertinent background surrounding the claims and the relief sought.

Please note that the section entitled “Facilities” has been expanded to address the Staff’s comments. Please see page 91 of the marked version of the proxy statement.

Ms. Michele M. Anderson, Esq.

December 12, 2006

55.	The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” located on our website at http://www.sec.gov/rules/interp/33-8350.htm, suggests that companies identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating. performance. Please consider expanding your discussion of any known trends or uncertainties that could materially affect Summer’s results of operations in the future, including any trends management considers meaningful for investors in understanding the combined company’s prospects after the merger. For example, provide expanded discussions surrounding your recent growth and expected future growth, including your planned product expansion and the expected impact this will have on your financial condition and results of operations. Please also address, to the extent material, the licensing arrangements you have been forced to assume in connection with recent legal proceedings and what impact these will have on your financial condition. In this regard, we note you have agreed not to sell soft goods to K-Mart until after December 22, 2006 and that K-Mart is a major customer. Furthermore, please provide insight into challenges, risks, uncertainties and opportunities which management is aware of and discuss any actions being taken to address the same. In this regard, we note the investor presentation materials filed on September 5, 2006, and amended on October 23, October 26 and November 16, pertaining to “multiple growth drivers,” “acquisition opportunities” and 2006 and 2007 financial guidance for Summer. Please discuss.

The requested disclosure has been added. Please see pages 96 and 97 of the marked version of the proxy statement.

Summary of Critical Accounting Policies and Estimates page 93

56.	There is no discussion as to why the application of any of the policies you list on pages 93-95 involves estimates of management that are subject to significant variability. Please revise to include such discussions.

This section has been revised to address the Staff’s comment. Please see pages 93-95 of the marked version of the proxy statement.

Liquidity and Capital Resources, page 100

57.	The current disclosure is overly vague and generic. Please revise the liquidity discussion to provide an expanded evaluation of the amounts and certainty of cash flows, the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, and a discussion and analysis of known trends and uncertainties. See Release No. 33-8350 for guidance. For example, the liquidity section should discuss the cash requirements for implementing Summer’s business strategy, including your planned introduction of new products, and indicate the source of funds for each anticipated cash need. As another example, analyze the company’s liquidity and capital resources after completion of the merger, including how the proceeds from the release of the trust account will be utilized.

Ms. Michele M. Anderson, Esq.

December 12, 2006

The information in the section entitled “Summer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 101 and 102 of the marked version of the proxy statement has been revised and expanded to provide the requested disclosure.

58.	Revise to disclose whether your cash from operations, sources of liquidity, and borrowings will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months rather than just during 2006. Please also provide a discussion regarding the company’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

We have revised the information in the section entitled “Summer’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 102 of the marked version of the proxy statement to provide the requested disclosure.

59.	Quantify the total amount of Summer’s indebtedness and disclose its debt service requirements for the next 12 months, including interest payments.

We have revised the disclosure on page 103 of the marked version of the proxy statement to address the Staff’s comment to address the Staff’s comment.

60.	We note that you were in violation of certain covenants under your subordinated term loan and that you received waivers for these violations. Disclose the convents that were violated, the terms of the waiver, and whether you are now in compliance.

We have revised the disclosure on page 103 of the marked version of the proxy statement to address the Staff’s comment to address the Staff’s comment.

61.	Revise the table of contractual commitments on page 101 in accordance with Item 303(a)(5) of Regulation S-K.

We have revised the disclosure on page 103 of the marked version of the proxy statement to address the Staff’s comment to address the Staff’s comment.

62.	Update the disclosure surrounding your July 2005 line of credit, which we note expired in October 2006. Indicate how you expect to fund your operations and working capital needs now that the line of credit has expired.

We have revised the disclosure on page 103 of the marked version of the proxy statement to address the Staff’s comment to address the Staff’s comment.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Beneficial Ownership of Securities, page 110

63.	You state that Drs. Krauss and Berk disclaim beneficial ownership of the shares held by each other. Revise the ownership table to attribute ownership of the shares held by Dr. Krauss to Dr. Berk and vice versa. Refer to Release No. 33-4819 (“a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children”). You may retain the disclaimer in the footnote to the table.

The table and related notes have been revised to address the Staff’s comment, as well as to reflect additional purchases of warrants by Dr. Krauss and Mr. Kaswan since the date the proxy statement was originally filed with the Commission. Please see page 112 of the marked version of the proxy statement.

64.	Footnote (2) indicates that Dr. Krauss owns 850,000 shares issuable upon exercise of warrants. Disclosure on page 113 indicates that she purchased 1,000,000 warrants shortly after the IPO. As necessary, please reconcile.

The table and related notes have been revised to address the Staff’s comment. Please see pages 112 and 113 of the marked version of the proxy statement.

Financial Statements – Summer

Balance Sheets, page F-3

65.	Refer to the discussion of liquidity of Summer on page 100. We note that Summer was not in compliance with certain covenants as of December 31, 2005 and June 30, 2006. Please expand the discussion to clarify when the waivers were obtained and the period covered by the waivers. Please tell us how you determined that long-team classification of the debt was appropriate as of each balance sheet date, using the guidance in paragraph 5 of FAS 78 and EITF 86-30 in your response. Please expand the disclosure in Note 6 on page F-15 and MD&A on page 101 accordingly.

The disclosure in the sections cited above have been revised and expanded to address the Staff’s comment. Please see page F-14 and F-15 and page 103 of the marked version of the proxy statement.

Statements of Income, page F-4

66.	We note on page F-9 that provisions for corporation taxes in the United Kingdom and Hong Kong have been made in the financial statements. Please revise the statements of income to include a line item for income taxes pursuant to the guidance in Item 310 of Regulation S-B.

The disclosure in the section cited above has been revised to address the Staff’s comment. Please see page F-4 of the marked version of the proxy statement.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Note 1 - Summary of Significant Accounting Policies, page F-7

67.	Please expand the first paragraph on page F-7 to disclose the basis for your conclusion that there is “substantial common ownership.” Also provide us with a schedule showing the ownership in each entity and identifying the common ownership.

Although the EITF did not reach a consensus on how to determine common control in EITF 02-5, EITF 02-5 indicates that SEC registrants should continue to follow the guidance provided by the SEC. This guidance is included in EITF 02-5, paragraph 3. Although Summer is not a SEC registrant, it did follow the guidance of paragraph 3(a), which indicates that common control exists if an individual or enterprise holds more than 50% voting ownership interest in each entity. The relevant disclosure on page F-7 of the marked version of the proxy statement has been revised to address the Staff’s comment. Please also see the table of ownership of the various Summer entities set forth on page 94 of the marked version of the proxy statement.

68.	Tell us how you presented the interests of owners that are not part of the common ownership group. Discuss the consideration you gave to presenting these noncontrolling interests as minority interest.

We have presented the financials on the basis of substantial common ownership and therefore have not separately presented minority interests in the financials.

69.	We note on page F-16 that Summer has entered into agreements with its customers that allow product return privileges or defective allowances. Please expand the revenue recognition policy on page F-7 to address how product return privileges impacts your recognition of revenue under SAB 104. Also, clarify your policy for computing defective allowances.

The section “Revenue Recognition” in Note 1 (Summary of Significant Accounting Policies) on page F-7 has been revised to address the Staff’s comment.

70.	Please expand the accounting policy for impairment of long-lived assets on page F-8 to clarify whether you utilized discounted or undiscounted cash flows. Please revise the summary of critical accounting policies and estimates on page 94 accordingly.

The section “Impairment of Long-Lived Assets” in Note 1 (Summary of Significant Accounting Policies) on page F-8 and the disclosure regarding same on page 95 of the marked version of the proxy statement have been revised to address the Staff’s comment.

71.	Please expand the accounting policy for product liability and warranty reserves on page F-10 to clarify how you account for the reserve for product liability claims. For example, clarify whether your record it as an accrued liability or as a reduction in inventory. Please revise the summary of critical accounting policies and estimates on page 95 accordingly.

Ms. Michele M. Anderson, Esq.

December 12, 2006

The section “Product Liability and Warranty Reserves” in Note 1 (Summary of Significant Accounting Policies) on page F-10 and the relevant disclosure on page 95 of the marked version of the proxy statement have been revised to address the Staff’s comment.

Employment Contracts, page F-17

72.	Disclose how you account for termination benefit provisions of the employment contracts. Also identify for us the accounting literature you considered in determining the accounting treatment and tell us how you applied it to the provisions of the contracts.

The section “Employment Contracts” on page F-17 has been revised to address the Staff’s comment.

Age of Financial Statements

73.	Please provide updated interim financial statements and other financial information pursuant to Rule 3-12 of Regulation S-X.

The updated financial information as of September 30, 2006 has been provided in all relevant sections of the proxy statement.

KBL financial statements

Note 3 - Initial Public Offering, page F-30

74.	Refer to your Form 8-K dated October 25, 2006 regarding the warrant clarification agreement. Please expand the disclosure of the Warrants on page F-30 to clarify that in no event is there an obligation to net-cash settle any warrant exercise. Please also revise page 116 and elsewhere in the document where you disclose the terms of the warrant.

The cited disclosure has been expanded to address the Staff’s comments. Please see page 118 and page F-30 of the marked version of the proxy statement.

Annex A - Agreement and Plans of Reorganization

75.	Please provide us with a copy of exhibits H and J to the Agreement and Plans of Reorganization for our review.

Copies of each of these exhibits are being supplementally provided to the Staff for its review.

Ms. Michele M. Anderson, Esq.

December 12, 2006

Form of Proxy Card

76.	Revise the proxy card to briefly indicate which proposals are conditioned on the approval of others. See Rule 14a-4(a).

We have revised the proxy card to indicate which proposals are conditioned on the approval of others.

77.	Advise us of the “other circumstances” in which KBL’s board may deem it advisable to postpone the meeting to solicit additional voting instructions. In this regard, please note the staff’s view that a postponement or adjournment to permit further solicitation of proxies does not constitute a matter “incident to the conduct. of the meetings,” as described in Rule 14a-4(c)(7). Accordingly, we consider the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies to be a substantive proposal for which proxies must be independently solicited. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for this purpose.

Please note that we have revised the proxy statement to disclose that no adjournment or postponement of the special meeting will occur once the special meeting has been called to order.

Appendix H, Form of Tax Opinion

78.	Please instruct counsel to remove from the tax opinion the statement that the opinion “may not be relied upon by any other person or used for any other purpose without our prior written consent,” as that statement appears to limit shareholders’ reliance on the opinion, which is being included as part of a document filed pursuant to the federal securities laws.

We have revised the opinion and have refiled such opinion as Exhibit H to the marked version of the proxy statement.

Exchange Act Reports

79.	The Controls and Procedures sections in both your Form 10-KSB for the year ended December 31, 2005 and in all of your Forms 10-QSB for the periods ended in 2006 indicate that there were no “significant” changes in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In future filings, please delete the word “significant.” See Item 308(c) of Regulation S-K.

This comment is noted and KBL shall comply in all future filings.

If you have any questions, please do not hesitate to contact the undersigned at the above telephone and facsimile numbers.

Very truly yours,

Brian L. Ross

BLR:kab

Enclosure